KONTRON AG ANNOUNCES THE EXPIRATION OF THE SUBSEQUENT OFFERING PERIOD FOR, AND FINAL RESULTS OF, ITS TENDER OFFER FOR KONTRON MOBILE COMPUTING, INC. SHARES

ECHING & MUNICH, Germany – August 23, 2004 — Kontron AG announced that the subsequent offering period for the tender offer by KAC Acquisition, Inc. (“KAC Acquisition”), Kontron AG’s wholly-owned subsidiary, for all of the outstanding shares of Kontron Mobile Computing, Inc. (“Kontron Mobile”) (OTC: “KMBC.ob”) not owned by Kontron AG at a price of $0.55 per share, net in cash (the “Offer”), expired at 5:00 p.m. New York City time on Friday, August 20, 2004. 124,905 shares of Kontron Mobile common stock were tendered and accepted for payment during the subsequent offering period, which, when added to the 5,487,273 shares that were acquired by KAC Acquisition upon the expiration of the Offer, as extended (Kontron AG previously announced that 5,507,273 shares had been tendered as of August 6, 2004, which included 20,000 shares that were tendered via submission of a notice of guaranteed delivery, such shares were not subsequently delivered and therefore were not validly tendered), and the shares already owned by Kontron AG, represent approximately 91% of the voting securities of Kontron Mobile.

As soon as the conditions for de-registration under the Securities Exchange Act of 1934 (the “Exchange Act”) are met, Kontron AG intends to cause Kontron Mobile to file a Form 15 with the Securities and Exchange Commission to terminate its registration under the Exchange Act, at which point Kontron Mobile’s common stock will be delisted from the Over the Counter Bulletin Board and Kontron Mobile will cease to file periodic reports under the Exchange Act.

Kontron AG will acquire the shares of Kontron Mobile that were not tendered through a “short-form” merger (the “Merger”). Under the Minnesota Business Corporations Act, KAC Acquisition, as the holder of more than 90% of the voting securities of Kontron Mobile, may cause Kontron Mobile to merge with and into KAC Acquisition without a vote of Kontron Mobile’s other shareholders. In the Merger, the remaining shareholders of Kontron Mobile, other than those who assert dissenters rights, will have their shares converted into the right to receive $0.55 per share. Kontron AG intends to cause Kontron Mobile to consummate the Merger with an effective date of October 1, 2004, the first day of the fourth calendar quarter. Upon the completion of the Merger, Kontron Mobile will be a wholly-owned subsidiary of Kontron AG and Kontron Mobile’s shares will no longer be publicly traded.

The Depositary for the tender offer is American Stock Transfer & Trust Company, 59 Maiden Lane, New York, NY 10038.

The Information Agent for the tender offer is Morrow & Co. Inc., 445 Park Avenue, New York, NY 10022.

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of Kontron Mobile. Kontron AG has filed tender offer materials with the SEC. The tender offer materials (including an offer to purchase, a related letter of transmittal and other offer documents) contain important information, which should be read carefully before any decision is made with respect to the offer. The offer to purchase, the related letter of transmittal and certain other offer documents, will be made available without charge to all shareholders of Kontron Mobile. The tender offer materials (including the offer to purchase, the related letter of transmittal and all other documents filed with the SEC) are available for free at the SEC’s website at www.sec.gov.

The tender offer statement and related materials may be obtained for free by directing such requests to Morrow & Co. Inc., 445 Park Avenue, New York, NY 10022, or by calling toll free (800) 607-0088.

Kontron AG is headquartered in Eching & Munich/Germany. Other locations are in Kaufbeuren/Germany, Deggendorf/Germany, Minneapolis/USA, San Diego/USA, Montreal/Canada, and Taipei/Republic of China. Kontron AG develops, produces and distributes its products worldwide. With strategic investments into selected enterprises, Kontron AG concentrates primarily on the telecommunications, automation and mobile computer markets. Kontron AG employs over 1000 people worldwide and is quoted at the German “new market” (under “KBC”) and is a member in the TecDAX 30.

Kontron Mobile was incorporated in Minnesota in 1992 under its former name of FieldWorks, Incorporated, and is dedicated to the development and sale of rugged portable computing solutions. Kontron Mobile is part of the worldwide group of Kontron AG companies, owned or principally owned by Kontron AG. Over the past several years, Kontron Mobile has evolved its strategy to focus on designing and providing industry-specific field technology solutions.

This press release contains forward-looking statements concerning expectations, anticipations, beliefs, hopes, intentions or strategies for the future. Readers are cautioned not to place undue reliance on forward-looking statements. All such forward-looking statements are based upon information available to Kontron AG on the date this release is issued. Kontron AG undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Forward-looking statements involve risks and uncertainties that could cause actual events or results to differ materially from the events or results described in forward-looking statements.